SAMSON OIL & GAS PROVIDES OPERATIONAL ADVICE

Denver 24th January, Perth 25th January 2010

GENE #1-22H (SSN 30.6%)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the operators of the Gene #1-22H well have set and cemented surface casing at 2,261 feet and they are preparing to drill ahead in an 8 and ¾ inch hole as of 0600 hours (MST) January 24th.

This well is planned as a 5,500 foot horizontal development well in the middle Bakken Formation.

The well will be drilled into the objective and logged to evaluate the shallower secondary objectives. The well will be horizontal at this point and will then be cased in preparation to drill the middle Bakken objective. Following the drilling of the horizontal section of the well, a liner will be placed with external casing packers, so that the horizontal section can be isolated into 15 stages, which will then be fracture stimulated sequentially. This operation is line with current industry practice, which has returned significant results and firmly established the economic viability of the middle Bakken in this geographic area generally.

RIPSAW #1 (SSN 100%)

The Ripsaw prospect is located in Grimes County, Texas and will be evaluated by a 5,100 feet test of an amplitude anomaly that has similar qualities to that which has proven to be productive in offsetting wells.

 The spud of Ripsaw has been delayed by approximately three weeks due to the requirement to construct a longer access road that originally envisaged. Samson has however entered into a turn key drilling contract and expects drilling operations to commence mid to late February.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.  For example, there is no assurance that the well described in this release will be spudded when planned or that it will be successfully fracture stimulated as described.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's most recent report to the Securities and Exchange Commission on Form 20-F, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.